PRESS RELEASE

TIOMIN RESOURCES INC.

TSX: TIO

June 27, 2003

TIOMIN RESOURCES INC. TO RECEIVE THE SPECIAL MINING LEASE FOR THE KWALE TITANIUM PROJECT

Tiomin Resources Inc. is pleased to announce that the Minister of Natural Resources for Kenya, the Hon. Newton Kulundu, in a press conference held today stated the **Government of Kenya has approved the issuance of a Special Mining Lease to Tiomin for the Kwale titanium-bearing mineral sands project**, located approximately 50 kms south of the port city of Mombasa. The renewable mining lease, which has an initial term of 16 years, allows Tiomin to proceed towards the commercial development of the Kwale titanium deposit. Tiomin expects to formally receive the Special Mining Lease next week from the Commissioner of Mines and Geology. Tiomin has previously received the environmental licence for the Kwale project and approval for its environmental management plan.

Jean-Charles Potvin, CEO of Tomin, declared: "This is an exciting moment for the Kwale project and for Kenya. We are pleased the Government of President Kibaki has shown that Kenya is open for business and is welcoming international investors. Tiomin looks forward to working in close cooperation with this administration in making the proposed Kwale mining development a significant contributor to the local coastal economy. Tiomin is now poised to become a highly competitive titanium feedstock producer for the world markets."

The Kwale project will be designed to produce on average some 330,000 tonnes of ilmenite annually, in addition to 75,000 tonnes of rutile and 37,000 tonnes of zircon for the initial 6 years of operations. Based on recent commodity prices rutile, the premium titanium feedstock, represents about 50 percent of projected revenues from Kwale while ilmenite and zircon each accounting for 25 percent respectively. Both rutile and ilmenite are sources of titanium dioxide used primarily in the fabrication of pigments and titanium metal, while zircon is used in a multitude of applications such as glazing for ceramics, foundry molds, and electronics to name a few. Tiomin has already initiated a product-marketing program, which has generated a very positive response by major titanium and zircon consumers.

Tiomin is now planning to update the feasibility study originally completed in 2000 with the latest state-of-the-art mineral separation technology developments through the engineering firm Ausenco of Brisbane, Australia. Tiomin anticipates to have made significant progress on signing long term supply contracts with major consumers and on structuring project financing by year-end, with construction starting in 2004.

The 150 million tonne ore reserve base outlined in Kwale's Central and South dunes will be mined at an average annual processing rate of 10 million tonnes using mobile equipment. The indicated mine life of over 14 years could likely be extended further, as there is good potential to identify additional buried mineralization with further exploration drilling in the Kwale project area.

In addition to Kwale, Tiomin holds three other large mineral sands deposits, Mambrui, Kilifi and Vipingo, which will ensure continued future growth for Tiomin. Further technical description of these assets is available on our web site: **www.tiomin.com**.


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Following the receipt of the Special Mining Lease for the Kwale project, the Series E warrants with an exercise price of $0.20, will expire on or about August 30th, 2003, upon written notice from Tiomin. If fully exercised, these warrants will add C$1.0 million to Tiomin's treasury. The Series F warrants with an exercise price of $0.25 expiring on October 21, 2003 will also bring in an additional C$1.25 million, if exercised. The exercise of Series D warrants, expiring on December 31, 2003, if exercised, would further add $750,000 for a potential cumulative injection of C$3 million into the treasury by year-end.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or visit our website: www.tiomin.com

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